UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13E-3/A
(Rule 13e-100)
Rule 13e-3 TRANSACTION STATEMENT UNDER
SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934
CNB FINANCIAL SERVICES, INC.
(Name of Issuer)
CNB FINANCIAL SERVICES, INC.
(Name of Person(s) Filing Statement)
Common Stock, Par Value $1.00 Per Share
(Title of Class of Securities)
12613N103
(CUSIP Number of Class of Securities)
Charles D. Dunbar
Elizabeth Osenton Lord
Jackson Kelly PLLC
1600 Laidley Tower
500 Lee Street, East
Charleston, West Virginia 25301
(304) 340-1000
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Persons Filing Statement)
This statement is filed in connection with (check the appropriate box):

a.	☑	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. ☑
Check the following box if the filing fee is a final amendment reporting the results of the transaction: ☐
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

*$1,005,204	**$71.67

*	For purposes of calculation of the fee only, this amount is based on $59.55 (the book value per share of the Issuer as of March 31, 2010) multiplied by 16,880 (the number of shares of the registrant’s Class A Common Shares to be issued by Issuer).

**	Determined pursuant to Rule 0-11(b) by multiplying $1,005,204 by 0.0000713.

☑	Check Box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: $71.67	Filing Party: CNB Financial Services, Inc.

Form or Registration No.: 005-60935	Date Filed: July 6, 2010
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

SCHEDULE 13E-3/A
     This Amendment No. 1 to Schedule 13E-3, which amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 (as amended, the “13E-3 Statement”) originally filed with the United States Securities and Exchange Commission (“SEC”) on July 6, 2010, is being filed by CNB Financial Services, Inc. (the “Company”) in connection with an amendment to the Company’s Articles of Incorporation and the Company’s merger with CNB Merger Corp., the effect of which is to authorize two new classes of Company Common Stock and reclassify all Company common stock shares held by any shareholder who on _________, 2010 held, in the aggregate, less than 150 common stock shares into newly created Class A Common Stock shares on a one-share-for-one-share exchange basis. All information set forth herein should be read in conjunction with the information contained or incorporated by reference in the 13E-3 Statement.
ITEM 1. SUMMARY TERM SHEET
Reg. M-A 1001
CNB Financial Services, Inc.’s (“CNB” or “Company”) Board of Directors has adopted an Amendment to the Company’s Articles of Incorporation (the “Amendment”) and an Agreement of Merger which, if approved by the Company’s shareholders, will have the effect of reducing the number of Company shareholders owning the Company’s existing common stock to less than 300 and restricting the number of shareholders owning the Company’s newly created Class A Common Stock to less than 500 (“Transaction”). The Company must implement the Amendment to provide authorized Class A Common Stock shares. The Agreement of Merger must be completed to reclassify certain Company Common Stock shares into shares of the newly created Class A Common Stock. Following the Amendment and the Merger, the Company expects to terminate its SEC reporting obligations under Section 12(g) in accordance with SEC Rule 12g-4 and suspend its SEC reporting obligations under Section 15(d) in accordance with SEC Rule 12h-3.
The following is the Summary Term Sheet for the Transaction:
THE AMENDMENT
THE AMENDMENT TO THE ARTICLES OF INCORPORATION
On June 10, 2010, CNB’s Board of Directors adopted an Amendment to the Company’s Articles of Incorporation which provides for the authorization of 5,000,000 shares of Class A Common Stock and 5,000,000 shares of Class B Common Stock. The Amendment has not yet become effective. The Amendment will become effective following shareholder approval and the filing of Articles of Amendment with the West Virginia Secretary of State.
According to the terms of the Amendment, if the Amendment is approved:
•	Article VI of the Company’s Articles of Incorporation will be amended to authorize 5,000,000 shares of Class A Common Stock, which will enjoy rights and privileges separate and distinct from the rights and privileges of the existing Common Stock and the Class B Common Stock.

•	Article VI of the Company’s Articles of Incorporation will be amended to authorize 5,000,000 shares of Class B Common Stock, which will enjoy rights and privileges separate and distinct from the existing Common Stock and the Class A Common Stock.

•	The number of authorized Common Stock shares will remain at its current number of 5,000,000. The existing Common Stock will continue to enjoy all the rights and privileges it currently enjoys, without change.
The filing of the Amendment will not result in any issuance of Class A Common Stock or Class B Common Stock shares. The Amendment will only serve to amend the Company’s Articles of Incorporation to provide authorized Class A Common Stock and Class B Common Stock shares.
EFFECTS OF THE AMENDMENT
As a result of the Amendment:
•	CNB’s Articles of Incorporation will be amended to authorize 5,000,000 shares of Class A Common Stock and 5,000,000 shares of Class B Common Stock; and

•	The Company’s currently authorized 5,000,000 shares of Common Stock will be unchanged.

CLASS A COMMON STOCK RIGHTS AND PRIVILEGES
The Amendment provides the Class A Common Stock will have rights and privileges separate and distinct from the existing Common Stock and the Class B Common Stock. The Class A Common Stock will enjoy the following rights and privileges:
•	VOTING RIGHTS — The Class A Common Stock will be allowed voting rights only if the shareholders are being asked to approve a merger, consolidation, conversion, sale of assets other than in the regular course of business, voluntary dissolution of the Company, or as required by law. The Class A Common Stock will not enjoy general voting rights, including the right to participate in the annual election of directors.

•	DIVIDENDS — If the Company declares dividends, dividends must be paid on the Class A Common Stock before dividends may be paid on the existing Common Stock. However, the Company shall be under no obligation to pay dividends, and dividends are not cumulative. If dividends are paid, the dividends paid on the Class A Common Stock will enjoy a 10% premium over and above what is paid on the Common Stock.

•	CONVERSION — In the event the Company is party to a merger, share exchange, sale of assets other than in the regular course of business, voluntary dissolution of the Company, or other change in control which will result in the merger, sale, dissolution or effective dissolution of the Company, the Class A Common Stock will be converted into Common Stock shares and will be treated equally in all respects with the existing Common Stock.

•	REDEMPTION — The Class A Common Stock will have no redemption rights.

•	RIGHT OF FIRST REFUSAL — The Class A Common Stock has a right of first refusal in favor of the Company. Generally, this right of first refusal requires a Class A Common Stock shareholder to notify the Company in writing of the terms of any transfer or sale of the Class A Common Stock. Following receipt of the written notice, the Company has five (5) business days to either request additional information regarding the sale or to immediately exercise its right of first refusal and purchase the shares of Class A Common Stock that are subject to the proposed transfer or sale upon the same terms as the proposed transfer or sale. If the transfer is to be made without consideration (i.e., a gift), the Company shall have the right to purchase the shares for an amount determined by the Board to be the fair value of the shares. The Company retains the right to not exercise its right of first refusal, which will allow the Class A Common Stock shareholder to sell or transfer the shares in accordance with the terms of the proposed transfer or offer. Any Class A Common Stock shares transferred in violation of the right of first refusal is void and of no effect and will not be recognized by the Company.

•	LIQUIDATION PREFERENCE — The Class A Common Stock will have a liquidation preference over the existing Common Stock and the Class B Common Stock. In the event of a liquidation, the Class A Common Stock shareholders will be entitled to receive liquidation assets equal to those assets received by the Common Stock shareholders or the book value of the Company’s Common Stock, whichever is greater.
CLASS B COMMON STOCK RIGHTS AND PRIVILEGES
The Amendment provides the Class B Common Stock will have rights and privileges separate and distinct from the existing Common Stock and the Class A Common Stock. The Class B Common Stock will enjoy the following rights and privileges:
•	VOTING RIGHTS — The Class B Common Stock will be allowed voting rights only if the shareholders are being asked to approve a merger, consolidation, conversion, sale of assets other than in the regular course of business, voluntary dissolution of the corporation, or as required by law. The Class B Common Stock will not enjoy general voting rights, including the right to participate in the annual election of directors.

•	DIVIDENDS — If the Company declares dividends, dividends must be paid on the Class B Common Stock after dividends are paid on the Class A Common Stock, but before dividends may be paid on the existing Common Stock. However, there shall be no obligation to pay dividends and dividends shall not be cumulative. If dividends are paid, the dividends paid on the Class B Common Stock will enjoy a 20% premium over and above what is paid on the Common Stock.

•	CONVERSION — In the event the Company is party to a merger, share exchange, sale of assets other than in the regular course of business, voluntary dissolution of the Company, or other change in control which will result in the merger, sale, dissolution or effective dissolution of the Company, the Class B Common Stock will be converted into Common Stock shares and will be treated equally in all respects with the existing Common Stock.

•	REDEMPTION — The Class B Common Stock will have no redemption rights.

•	RIGHT OF FIRST REFUSAL — The Class B Common Stock has a right of first refusal in favor of the Company. Generally, this right of first refusal requires a Class B Common Stock shareholder to notify the Company in writing of the terms of any transfer or sale of the Class B Common Stock. Following receipt of the written notice, the Company has five (5) business days to either request additional information regarding the sale or to immediately exercise its right of first refusal and purchase the shares of Class B Common Stock that are subject to the proposed transfer or sale upon the same terms as the proposed transfer or sale. If the transfer is to be made without consideration (i.e. a gift), the Company shall have the right to purchase the shares for an amount determined by the Board to be the fair value of the shares. The Company retains the right to not exercise its right of first refusal, which will allow the Class B Common Stock shareholder to sell or transfer the shares in accordance with the terms of the proposed transfer or offer. Any Class B Common Stock shares transferred in violation of the right of first refusal will be void and of no effect and will not be recognized by the Company.

•	LIQUIDATION PREFERENCE — The Class B Common Stock will have a liquidation preference superior to the existing Common Stock, but after the Class A Common Stock.
THE MERGER
THE AGREEMENT OF MERGER
On June 10, 2010, the Company’s Board of Directors adopted an Agreement of Merger (the “Agreement of Merger”) between CNB Financial Services, Inc. and CNB Merger Corp. (“Merger Corp.”), a newly formed West Virginia corporation formed at the direction of the Company’s Board of Directors and for the sole purpose of facilitating the going private transaction, which calls for Merger Corp. to be merged with and into CNB (the “Merger”). The Agreement of Merger has not yet become effective. The Agreement of Merger will become effective following shareholder approval and the filing of Articles of Merger with the West Virginia Secretary of State.
Under the terms of the Agreement of Merger, if the Merger is completed:
•	All CNB Common Stock shares held by any shareholder who holds, in the aggregate, 150 or more Common Stock shares as of the effective date of the Merger, will remain Common Stock shares.

•	All CNB Common Stock shares held by any CNB shareholder who holds, in the aggregate (which includes record shares and beneficial shares attributable to the record holder), less than 150 Common Stock shares as of the effective date of the Merger will be converted into the right to receive Class A Common Stock shares on a one-share-for-one-share exchange basis.

•	No shares of the newly authorized Class B Common Stock will be issued as a result of the Merger.

•	The officers and directors of CNB at the effective time of the Merger will be the officers and directors of CNB immediately after the Merger.
EFFECTS OF THE MERGER
As a result of the Merger:
•	All CNB Common Stock held by any shareholder who, in the aggregate, holds 150 or more Common Stock shares as of the effective date of the Merger, will remain Common Stock shares.

•	The existing Common Stock will retain all of the rights and privileges currently afforded to the Common Stock.

•	All CNB Common Stock shares held by any shareholder who, in the aggregate, holds less than 150 Common Stock shares as of the effective date of the Merger will be converted into the right to receive Class A Common Stock shares on a one-share-for-one-share exchange basis.

•	The holders of the Class A Common Stock will enjoy all the rights and privileges associated with the newly created Class A Common Stock, which differ from the rights and privileges of the existing Common Stock

•	It is expected the Company will have less than 300 shareholders owning its existing Common Stock and less than 500 shareholders owning its newly created Class A Common Stock, which will allow the Company to terminate its Securities and Exchange Commission (“SEC”) reporting obligations under Section 12(g) in accordance with Rule 12g-4 of the SEC Rules and Regulations and suspend its SEC reporting obligations under Section 15(d) in accordance with SEC Rule 12h-3.

•	The percentage of ownership of Common Stock of CNB beneficially held by the current officers and directors of the Company as a group will increase from 16.04% to approximately 16.65%.

•	All shareholders will have the right to dissent from the Merger and exercise their appraisal rights pursuant to Section 31D-13-1301 et seq. of the West Virginia Business Corporation Act.

•	The aggregate shareholders’ equity of CNB as of March 31, 2010, which was approximately $26,369,875, will remain unchanged, except for any change caused by shareholders who may choose to dissent from the transaction.
ITEM 2. SUBJECT COMPANY INFORMATION
Reg. M-A 1002
(a)	CNB Financial Services, Inc., 101 S. Washington Street, Berkeley Springs, West Virginia 25411, telephone number (304) 258-1520.

(b)	CNB Financial Services, Inc. Common Stock (“Common Stock”) — 441,348 shares outstanding as of June 8, 2010.
(c)	The prices listed below represent the high and low market prices for stock trades reported during each quarter. CNB’s stock is not traded on an established exchange and there are no known market makers, therefore, there is no established public trading market for the Common Stock. The prices listed below are based upon information available to management through discussions with shareholders, and to management’s knowledge, represent the amount at which its stock was traded during the periods indicated. Prices reflect amounts paid by purchasers of the stock and, therefore, may include commissions or fees. The amounts of such commissions or fees, if any, are not known to management. No attempt was made by management to ascertain the prices for every sale made during these periods.

	HIGH TRADE	LOW TRADE
2008	PRICE	PRICE

First Quarter	$80.00	$65.00
Second Quarter	67.00	65.50
Third Quarter	63.50	63.50
Fourth Quarter	63.85	49.40

2009
First Quarter	$66.00	$47.00
Second Quarter	60.00	44.50
Third Quarter	46.70	46.70
Fourth Quarter	46.60	45.25

2010
First Quarter	$47.00	$47.00
Second Quarter (through June 8, 2010)	51.50	49.50
(d)	As a bank holding company, the Company’s ability to pay dividends will depend upon the dividends it receives from CNB Bank, Inc. (“Bank”), the holding company’s sole subsidiary. Also, the ability of the Company to pay dividends depends on the extent of any Company obligations, such as debt service and whether the Company is current with any debt service obligations and not in default with the terms of any loan agreement. The Company’s ability to pay dividends is also restricted by various banking regulations and, in particular, the Company’s obligation to act as a source of strength to its wholly owned subsidiary bank.

As the sole Bank shareholder, the Company is entitled to dividends as may be declared by the Board of Directors of the Bank out of funds legally available for dividends. The future dividend policies of the Bank, however, are subject to the discretion of the Board of Directors of the Bank and will depend upon such factors as future earnings, financial condition, cash needs, capital adequacy, compliance with applicable statutory and regulatory requirements and general business conditions. West Virginia state law allows a bank’s board of directors to declare a dividend of so much of the Bank’s net profits as they shall judge expedient, except that until the surplus fund of such banking institution equals its common stock, no dividends shall be declared unless there has been carried to the surplus fund not less than 10% of the Bank’s net profits of the preceding half year in the case of quarterly or semi-annual dividends, or not less than 10% of the Bank’s net profits of the preceding two consecutive half-years in the case of annual dividends. Further, West Virginia state law requires approval of the State Banking Commissioner before a bank may declare dividends which exceed the total of its net profits of that year, combined with its retained net profits of the preceding two years. As of January 1, 2010, CNB had $5,744,000 available for dividends.

Since January 1, 2008, the Bank has paid the following dividends:

CASH
DIVIDENDS
2008	DECLARED

First Quarter	$0.00
Second Quarter	$0.53
Third Quarter	$0.00
Fourth Quarter	$1.37

2009
First Quarter	$0.00
Second Quarter	$0.53
Third Quarter	$0.00
Fourth Quarter	$1.02

2010
First Quarter	$0.00
Second Quarter	$0.53
(e)	Not applicable.

(f)	On August 23, 2007, the Board of Directors approved a stock repurchase program to repurchase issued shares of common stock of CNB. Management is authorized to repurchase up to 45,504 shares or 10% of the outstanding shares of CNB’s Common Stock at the prevailing fair market value. Below is a listing of the shares repurchased during the past two years (by quarter) and information relating to the repurchase price of those shares.

	Total Number of
Period	Shares Purchased	Range of Prices	Average Purchase Price
2008
First Quarter	—	—	—
Second Quarter	3,900	$65.50 — $66.00	$65.87
Third Quarter	820	$63.50 — $63.85	63.64
Fourth Quarter	1,078	$49.40 — $50.00	49.93

2009
First Quarter	1,753	$47.00 — $50.00	47.34
Second Quarter	1,550	$44.50 — $48.50	45.56
Third Quarter	400	$46.70	46.70
Fourth Quarter	1,800	$45.25 — $46.60	45.70

2010
First Quarter	844	$47.00	47.00
Second Quarter	1,456	$49.50 — $51.50	50.25

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON
Reg. M-A 1103(a) through (c)
(a)-(c)	See response to Item 2(a). The filing person is the subject company. CNB is incorporated in the State of West Virginia. During the last five years, CNB has not been convicted in a criminal proceeding and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws.

Directors and Executive Officers of CNB

Set forth in the table below are the (i) name, (ii) address, (iii) current principal occupation or employment, and the name, principal business and address of any corporation or other organization in which the employment or occupation is conducted, and (iv) material occupations, positions, offices or employment during the past five years, and the name, principal business and address of any corporation or other organization in which the occupation, position, office or employment was carried on, of each of the Company’s directors and executive officers. None of the listed individuals was convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors) and was not a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. Each person identified below is a United States citizen. Unless otherwise noted, the principal business address of each person identified below is 101 S. Washington Street, Berkeley Springs, West Virginia 25411.

			Principal Occupation for Past Five Years
Name	Age	Director Since	and Position Held with CNB
Jay E. Dick	57	1983	Retired — Manager — Hunters’ Hardware, Inc.,
29 Pendle Court			155 Independence Street, Berkeley Springs, WV 25411
Berkeley Springs, WV 25411

Jerald McGraw	63	1988	Insurance — Smith Nadenbousch Insurance Agency,
PO Box 495			28 North Washington Street, Berkeley Springs, WV 25411
Berkeley Springs, WV 25411

Thomas F. Rokisky	63	1993	President and Chief Executive Officer, CNB and CNB Bank, Inc.

Arlie R. Yost	62	1988	Licensed Residential Appraiser — Appraisal Services,
250 Spring Valley Drive			1809 Valley Road, Berkeley Springs, WV 25411
Berkeley Springs, Wv 25411

J. Robert Ayers	80	1974	Retired — President, Citizens National Bank (predecessor to
1187 Winchester Grade Road			CNB Bank, Inc.),
Berkeley Springs, WV 25411			101 South Washington Street, Berkeley Springs, WV 25411

John E. Barker	81	1972	Auto Sales-Service — Barker’s Auto Sales,
820 Fairview Drive			347 North Washington Street, Berkeley Springs, WV 25411
Berkeley Springs, WV 25411

Herbert L. Eppinger	77	1979	Retired — Agriculture — Executive Director, Agricultural
40 Rockwell Court			Stabilization and Conservation Service, Farm Service Agency,
Berkeley Springs, WV 25411			1450-5 Edwin Miller Boulevard, Martinsburg, WV 25401

J. Philip Kesecker	80	1965	Real Estate Development — JPK, Inc.,
78 Fairfax Lane			PO Box 400, Berkeley Springs, WV 25411
Berkeley Springs, WV 25411

			Principal Occupation for Past Five Years
Name	Age	Director Since	and Position Held with CNB
Kenneth W. Apple	53	2003	Certified Public Accountant — Kenneth Apple, CPA,
71 Mohican Way			105 South Tennessee Avenue, Martinsburg, WV 25401
Falling Waters, WV 25419

Margaret S. Bartles	55	2002	Realtor — Long and Foster of West Virginia,
348 Miranda Court			976 Foxcroft Avenue, Martinsburg, WV 25401
Martinsburg, WV 25401

Martha H. Quarantillo	50	1999	Pharmacist — Reed’s Pharmacy,
94 Ironwood Drive			343 North Pennsylvania Avenue, Hancock, MD 21750
Berkeley Springs, WV 25411

Charles S. Trump IV	49	1986	Attorney at Law — Trump and Trump, LC,
491 Cacapon Road			171 South Washington Street, Berkeley Springs, WV 25411
Berkeley Springs, WV 25411
ITEM 4. TERMS OF THE TRANSACTION
Reg. M-A 1004(a) and (c) through (f)
(a)(i)	The Company’s Board of Directors has adopted an Amendment to the Company’s Articles of Incorporation and an Agreement of Merger which, if approved by the Company’s shareholders, will have the combined effect of amending the Company’s Articles of Incorporation to authorize Class A Common Stock shares and converting a number of the Company’s current outstanding Common Stock into the right to receive the newly created Class A Common Stock shares on a one-share-for-one-share exchange basis. According to the terms of the Agreement of Merger, those Company shareholders holding, in the aggregate (which includes shares held of record and shares held in street name combined), less than 150 Company Common Stock shares at the effective time of the Merger will have their Company Common Stock shares converted into the right to receive the Company’s Class A Common Stock shares on a one-share-for-one-share exchange basis. Those shareholders holding, in the aggregate, 150 or more Company Common Stock shares at the effective time of the transaction will retain their existing Common Stock shares.

(a)(ii)	For those shareholders owning, in the aggregate, less than 150 Company Common Stock shares, the consideration offered will be the newly created Class A Common Stock shares. A description of the rights and privileges of the Class A Common Stock is contained in Item 1. Those shareholders holding, in the aggregate, 150 or more Common Stock shares at the effective time will retain their Common Stock without change, unless such shareholders dissent from the Agreement of Merger.

(a)(iii)	The Company has chosen to amend its Articles of Incorporation and effect the Agreement of Merger to allow the Company to terminate its SEC reporting requirements imposed by Section 12(g) of the Exchange Act. The Company estimates this suspension will save approximately $143,000 annually. See also the response to Item 8.

(a)(iv)	Both the Amendment to the Articles of Incorporation and the Agreement of Merger must be approved by at least a majority of the shares entitled to vote at the Special Meeting of Shareholders for the transaction to be effective.

(a)(v)	See response to Item 1.

(a)(vi)	Not applicable. The accounting treatment of the transaction is not considered to be material.

(a)(vii)	It is not expected the transaction will be a taxable event for those shareholders retaining their existing common stock shares or those shareholders exchanging their common stock shares for newly created Class A Common Stock. It is expected any shareholders who may choose to dissent from the transaction and receive in cash the fair value for their shares will have a taxable event.

(c)	Those shareholders holding, in the aggregate, less than 150 shares will be treated differently than those shareholders holding, in the aggregate, 150 or more Company Common Stock shares at the effective time of the transaction. According to the terms of the Agreement of Merger, those Company shareholders holding, in the aggregate, less than 150 Company Common Stock shares at the effective time of the Merger will have their Company Common Stock shares converted into the right to receive the Company’s Class A Common Stock shares on a one-share-for-one-share exchange basis. Those shareholders holding, in the aggregate, 150 or more Company Common Stock shares at the effective time of the transaction will retain their existing Common Stock shares without change.

(d)	APPRAISAL RIGHTS

CNB stockholders have the right to dissent from the Merger in accordance with sections 31D-13-1301 et seq. of the West Virginia Business Corporation Act (“Article 13”). If the statutory procedures are complied with and the Merger is consummated, dissenting holders would be entitled to receive cash equal to the “fair value” of the CNB Common Stock held by them. Such “fair value” is determined as of the day immediately preceding the special meeting. Any judicial determination of the fair value of the shares could be based upon considerations other than or in addition to the cash consideration payable in the Merger and the market value of the shares, including asset values, the investment value of the CNB Common Stock and any other valuation considerations generally accepted in the investment community. The value so determined for dissenting shares could be more or less than the cash consideration payable in the Merger, and payment of such consideration would take place subsequent to payment pursuant to the Merger.

Article 13 provides that the statutory appraisal rights remedy provided under Article 13 to a stockholder objecting to the Merger is the exclusive remedy for the recovery of the value of such stockholder’s shares or for money damages to such stockholder with respect to the Merger. If CNB complies with the requirements of Article 13, any stockholder who fails to comply with the requirements of that Article shall not be entitled to bring suit for the recovery of the value of his shares or for money damages to the stockholder with respect to the Merger.

The rights of dissenting holders of shares are governed by Article 13. The following summary of applicable provisions of Article 13 is not intended to be a complete statement of such provisions and is qualified in its entirety by reference to the full text of Article 13, which is included as Annex C to the proxy statement.

A holder of CNB Common Stock as of the record date for the Special Meeting who files written notice of his or her intent to demand payment with CNB prior to the vote on the Merger at the Special Meeting, who has not voted in favor of the Merger Agreement and who has made a demand for compensation as provided under Article 13 is entitled under such provisions, as an alternative to receiving the consideration offered in the Merger for all of his or her CNB Common Stock, to the fair value of his or her CNB Common Stock. The following is a summary of the procedural steps that must be taken if the appraisal rights are to be validly exercised.

Any stockholder of CNB may elect to exercise his or her right to dissent from the Merger by filing with CNB, at the address set forth below, prior to the vote on the Merger at the Special Meeting, a written objection to the Merger, setting out that such stockholder’s appraisal rights will be exercised if the Merger is effected.

Within ten (10) days of the effective date of the Merger, CNB will deliver or mail to such stockholder written notice that the Merger has been effected and supply a form that specifies the date of the first announcement of the principle terms of the proposed corporation action and requires the dissenting stockholder to certify (1) whether or not the dissenting stockholder held beneficial ownership of his or her shares for which appraisal rights are asserted prior to the date of the announcement; and (2) that the stockholder did not vote in favor of the Merger. CNB’s notice also must state:

•	Where the form must be sent and where certificates for certificated shares must be deposited and the date by which those certificates must be deposited;

•	A date by which CNB must receive the form which date may not be fewer than forty (40) nor more than sixty (60) days after the date the appraisal notice and form are sent and state that the stockholder is deemed to have waived the right to demand appraisal unless the form is received by CNB by the specified date;

•	CNB’s estimate of the fair value of the shares;

•	That, if requested in writing, CNB will provide to the stockholder requesting, within ten (10) days after the date upon which the Company must receive the form, the number of stockholders who return the forms and the number of shares owned by them; and

•	The date by which a stockholder may provide notice to withdraw his or her request for appraisal rights.
CNB’s notice also must be accompanied by Article 13. A dissenting stockholder who wishes to exercise appraisal rights must certify on the form sent by CNB whether he or she acquired beneficial ownership of the shares prior to the date set forth in the notice, must execute and return the form and, in the case of certificated shares, deposit his or her stock certificates in accordance with the terms of the notice. Once a dissenting stockholder deposits his or her certificates or, in the case of uncertificated shares, returns the executed forms, the dissenting stockholder loses all rights as a stockholder unless he or she withdraws the request for appraisal rights.

A dissenting stockholder may decline to exercise appraisal rights and withdraw from the appraisal process by notifying CNB in writing by the date set forth in the appraisal notice. If the dissenting stockholder fails to withdraw from the appraisal process by the date given in the notice, he or she may not withdraw without CNB’s written consent.

Within thirty (30) days after receipt of the appraisal notice from the dissenting stockholder, CNB shall pay in cash to those stockholders who properly exercise their appraisal rights, the amount that CNB estimates to be the fair value of their shares, plus interest. This payment to each dissenting stockholder will be accompanied by:
•	CNB financial statements, consisting of a balance sheet as of the end of the most recent fiscal year, an income statement for that year, a statement of changes in shareholders’ equity for that year and the latest available interim financial statements, if any;

•	A statement of CNB’s estimate of the fair value of the shares, which must equal or exceed CNB’s estimate given in the appraisal notice; and

•	A statement that dissenting stockholders have the right to demand further payment and that if any dissenting stockholder does not make a demand for further payment within the time period specified, the dissenting stockholder is deemed to have accepted the payment in full satisfaction of CNB’s obligations under Article 13.
CNB may elect to withhold payment from any dissenting stockholder who does not certify that he or she had beneficial ownership of all of the shares for which he or she asserted appraisal rights prior to the date set forth in the appraisal notice. If CNB elects to withhold payment, it must, within thirty (30) days after the appraisal notice is due, provide all dissenting stockholders holding “after acquired shares”:

•	CNB financial statements consisting of a balance sheet as of the end of the most recent fiscal year, an income statement for that year, a statement of changes in shareholders’ equity for that year and the latest available interim financial statements, if any;

CNB’s estimate of fair value;

•	That they may accept CNB’s estimate of fair value, plus interest, in full satisfaction of their demands or demand payment under Section 31D-13-1326 of the West Virginia Business Corporation Act;

•	That those dissenting stockholders who wish to accept the offer must notify CNB within thirty (30) days after receiving the offer; and

•	That those dissenting stockholders who do not satisfy the requirements for demanding appraisal under Section 31D-13-1326 of the West Virginia Business Corporation Act are deemed to have accepted CNB’s offer. CNB will pay all stockholders who accept the offer within ten (10) days after receiving the stockholder’s acceptance in full satisfaction of the stockholder’s demand. Within forty (40) days after sending notice, CNB must pay in cash the amount it offered to each dissenting stockholder that did not qualify to demand appraisal under Section 31D-13-1326.
If a dissenting stockholder is dissatisfied with the amount of payment, he or she must notify CNB in writing of the dissenting stockholder’s estimate of the fair value of the shares and demand payment of that estimate plus interest less any payment already made by CNB. A stockholder of after acquired shares who is dissatisfied with that offer must reject the offer and demand payment of the dissenting stockholder’s stated estimate of the fair value of the shares plus interest.

A dissenting stockholder who fails to notify CNB in writing of the dissenting stockholders demand to be paid his or her stated estimate of the fair value plus interest within thirty (30) days after receiving CNB’s offer of payment waives the right to demand payment and is entitled only to the payment made or offered by CNB. If there is still a disagreement between CNB and the dissenting stockholder after compliance by both parties with the provisions listed above, CNB, within sixty (60) days after receiving the payment demand from the dissenting stockholder, shall commence proceeding and petition the court to determine the fair value of the shares and accrued interest. If CNB does not commence the proceeding within the sixty (60) day period, it shall pay in cash to each dissenting stockholder the amount that the dissenting stockholder demanded plus interest. CNB shall make all dissenting stockholders whose demands remain unsettled parties to the proceeding and all parties must be served with a copy of the petition.

The jurisdiction of the court in the proceeding is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The stockholders demanding appraisal rights are entitled to the same discovery rights as parties in other civil proceedings. There is no right to a jury trial.

Each stockholder made a party to the proceeding is entitled to judgment for the amount, if any, by which the court finds the fair value of the stockholder’s shares, plus interest, exceeds the amount paid by CNB to the stockholder; or for the fair value, plus interest, of the stockholder’s shares for which CNB elected to withhold payment.

The court in an appraisal proceeding shall determine all costs of the proceeding, including reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against CNB, except that the court may assess costs against some or all of the stockholders demanding appraisal, in amounts the court finds equitable to the extent the court finds the stockholders acted arbitrarily, vexatiously or not in good faith. The court in an appraisal proceeding may also assess the fees and expenses of counsel and experts for the respective parties in amounts the court finds equitable:
•	Against CNB and in favor of any and all stockholders demanding appraisal if the court finds that CNB did not substantially comply with the requirements of Article 13; or

•	Against either CNB or the stockholder(s) demanding appraisal, in favor of any other party, if the court finds that the party against whom fees and expenses are assessed acted arbitrarily, vexatiously or not in good faith.
If the court finds that the services of counsel for any stockholder were of substantial benefit to other dissenting stockholders, and that fees for those services should not be assessed against CNB, the court may award to counsel reasonable fees to be paid out of the amounts awarding to the dissenting stockholders who are benefited.

To the extent CNB fails to make a required payment pursuant to Article 13, the stockholder may sue directly for the amount owed and, to the extent successful, the stockholder is entitled to recover from CNB all costs and expenses of that suit including counsel fees.

A dissenting stockholder’s written objection to the Merger and demand for payment must be in addition to and separate from any vote against the Merger. Voting against the Merger will not constitute the written notice required to be filed by a dissenting CNB stockholder. A stockholder voting for the Merger or not voting on the Merger will be deemed to have waived his dissenters’ rights.

Under Article 13 holders of record of CNB Common Stock are entitled to dissenters’ rights as described above, and the procedures to perfect such rights must be carried out by and in the name of holders of record. Persons who are beneficial but not record owners of CNB Common Stock and who wish to exercise dissenters’ rights with respect to the Merger should consult promptly with the record holders of their shares as to the exercise of such rights. All written objections and demands for payment should be addressed to CNB Financial Services, Inc., 101 S. Washington Street, Berkeley Springs, West Virginia 25411, Attention: Rebecca Stotler. All written objections and demand for payment must be received before the Special Meeting or be delivered at such meeting prior to the vote. Demands for payment must be made as described above.

(e)	Unaffiliated security holders are being treated the same in all respects as affiliated security holders in this transaction. Unaffiliated security holders will have access to the Company’s corporate files only as allowed by applicable West Virginia law. Further, unaffiliated shareholders shall not have the right to obtain counsel or appraisal services at the Company’s expense, except as may be allowed in accordance with applicable West Virginia law.

(f)	The Company’s Common Stock is not traded on an established exchange and there are no known market makers; therefore there is no established trading market for the Company’s stock.

It is anticipated the Company Class A Common Stock that will be exchanged for certain Company Common Stock shares will not be quoted on the Over-the-Counter Bulletin Board following the transaction. The Company has not taken steps to ensure the Class A Common Stock shares are or will be eligible for quotation on the Over-the-Counter Bulletin Board or other automated quotation systems operated by a national securities association. The Company will have a right of first refusal for the Class A Common Stock and will act as the sole market maker for these shares.
ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS
Reg. M-A 1005(a) through (c) and (e)
(a)	The information set forth under “Certain Transactions with Directors and Officers and Their Associates” set forth on page 21 of the Company’s Proxy Statement in connection with the Company’s 2010 Annual Meeting of Shareholders filed with the Securities and Exchange Commission on March 11, 2010 is hereby incorporated by reference.

The Directors and Officers of the Company have had an expectation to continue to have banking transactions with the Bank in the ordinary course of business. Extensions of credit to such persons are made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons. It is the opinion of management that these transactions do not involve more than a normal risk of collectability or present other unfavorable measures.

As of June 8, 2010, the Company’s Directors have the following transactions with the Bank: Trump and Trump, in which Director Charles S. Trump, IV is a partner, performed legal services for CNB and the Bank. Fees paid by CNB and the Bank to that law firm were $31,715 for year-to-date 2010 and $67,367 during 2009.

(b)	Effective October 16, 2006, the Company’s sole subsidiary converted from a national banking organization to a state-chartered Federal Reserve non-member bank. Prior to October 16, 2006, the Company’s sole subsidiary did business as Citizens National Bank of Berkeley Springs, which was a nationally-chartered commercial bank.

(c)	Not applicable.

(e)	Not applicable.
ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS
Reg. M-A 1006(b) and (c)(1)-(8)
(b)	The Company Common Stock received in exchange for the Class A Common Stock will be cancelled and will serve as authorized but unissued shares.

(c)	The Company plans to terminate its obligation to file reports under Section 12(g) of the Exchange Act following the transaction. The Company does not plan to undertake other material changes to its operations in connection with or as a result of this transaction. However, the preceding does not restrict the Company from engaging in material changes to its operations in the future.

ITEM 7. PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS
Reg. M-A 1013
(a)	The Company is undergoing the 13E-3 transaction to reduce the number of stockholders owning the Company’s stock to below 300 and restrict the number of stockholders owning the Company’s Class A Common Stock to below 500, which will allow the Company to terminate its Section 12(g) SEC reporting obligations in accordance with SEC Rule 12g-4 and suspend its Section 15(d) SEC reporting obligations in accordance with SEC Rule 12h-3.

(b)	The Company considered effecting the 13E-3 transaction by manner of a tender offer for the Company’s shares. The Company’s Board of Directors did not pursue the 13E-3 transaction through a tender offer because the number of shareholders who may have chosen to tender their shares in exchange for cash could not be ascertained. Accordingly, it was not certain the Company would achieve its objectives of reducing the number of Common Stock shareholders to below 300. Further, the Company’s Board of Directors felt it was prudent to preserve the Company’s existing capital.

In addition to considering a tender offer, the Company’s Board of Directors considered engaging in a cash-out merger transaction. This transaction would have required those shareholders owning less than 150 shares to sell their shares to the Company for a Board determined stock price, subject to the shareholders’ right to dissent from the transaction. The Company’s Board of Directors did not pursue the 13E-3 transaction as a cash-out merger because the Company’s Board of Directors believe the Company’s existing shareholders should be afforded the opportunity to retain an equity interest in the Company. The Company’s Board of Directors also believed it was prudent to preserve the Company’s existing capital.

(c)	The Company’s Board of Directors determined to structure the 13E-3 transaction as a merger type transaction which will result in certain Company shareholders exchanging their common stock shares for newly created Class A Common Stock shares to allow each of the Company’s shareholders the ability to retain an ongoing equity interest in the Company and to preserve the Company’s existing capital. The Board of Directors also chose to pursue this transaction structure based on the Board’s belief that the transaction is fair to each of the Company’s shareholders, including affiliated and unaffiliated shareholders.

(d)	The transaction will result in the Company having less than 300 shareholders owning the Company’s existing Common Stock and less than 500 shareholders owning the Company’s newly created Class A Common Stock, which will allow the Company to terminate its SEC reporting obligations imposed by Section 12(g) of the Exchange Act. The effect on the Company’s shareholders, including both affiliated and unaffiliated shareholders, will depend on whether the shareholder owns, at the effective time of the Agreement of Merger, in the aggregate, 150 or more Common Stock shares. See the response to Item 1 for more information.

It is not expected the Company, or the shareholders returning their existing Common Stock or those shareholders exchanging their Common Stock for newly created Class A Common Stock shares, will have a taxable event as a result of this transaction. It is expected those shareholders who may dissent from the transaction and receive in cash the fair value for their shares will have a taxable event.
ITEM 8. FAIRNESS OF THE TRANSACTION
Reg. M-A 1014
(a)	The Company and the Company’s Board of Directors reasonably believes the transaction is fair to all Company shareholders, including affiliated and unaffiliated shareholders.

(b)	The Board considered a number of factors in determining whether to approve the Agreement of Merger. The Board’s primary reason for adopting the Amendment and the Agreement of Merger is that, following the effective time of the transaction, the Company will be able to terminate its SEC reporting requirements. The Board considered the views of management relating to cost savings to be achieved by terminating the registration requirements of the Common Stock under the Exchange Act. CNB’s management determined that cost savings of approximately $143,000 per year could be achieved if CNB terminated its SEC reporting obligations imposed by the Exchange Act, including indirect savings resulting from reductions in the time and effort currently required of management to comply with the reporting and other requirements associated with continued reporting of the Common Stock under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Board also considered the effect that terminating the reporting requirements of the Common Stock would have on the market for the Common Stock and the ability of shareholders to buy and sell shares, as well as the market for the newly created Class A Common Stock. The Board determined that, even as a publicly-traded corporation, there is a limited market for the shares of CNB’s Common Stock, especially for sales of large blocks of such shares, and that CNB’s shareholders derive little benefit from CNB’s status as an SEC reporting corporation. The Board determined that the cost savings and reduced burden on management to be achieved by terminating the Company’s reporting requirements on the Common Stock under the Exchange Act outweighed any potential detriment from terminating such reporting requirements.

The Board considered numerous factors, discussed below, in reaching its conclusion as to the fairness of the Amendment and Agreement of Merger to all shareholders, including both affiliated and unaffiliated shareholders. The Board also engaged the services of a financial adviser to provide an opinion as to the fairness of the transaction, from a financial point of view, to the Company’s shareholders who will retain their Common Stock, and the Company’s shareholders whose Common Stock will be converted into the right to receive newly created Class A Common Stock on a one-share-for-one-share exchange basis. The Board did not assign any specific weights to the factors listed below. Moreover, in their considerations individual directors may have given differing weights to different factors.
•	BURDEN OF SEC REPORTING REQUIREMENTS — The Board considered the time and expense involved in preparing and filing the documents the Company is required to file with the SEC pursuant to Section 12(g) of the Exchange Act. In considering this burden, the Board considered both the actual money expended on the preparation and filing of the documents, as well as the time Company officers and directors spent in preparing the required documentation.

•	LACK OF PERCEIVED BENEFIT FROM REPORTING COMPANY STATUS — The Board considered the benefits afforded to the Company by reason of its reporting Company status. The directors considered both the information that was made publicly available through the SEC filings, as well as what information would be available to shareholders following the termination of the SEC reporting requirements. Based on this review, the Board felt the cost and time associated with preparing the SEC filings was not justified, based on the Company information that would still be publicly available following the suspension of the reporting requirements.

•	RIGHTS AND PRIVILEGES OF NEWLY CREATED CLASS A COMMON STOCK — The Board considered the rights and privileges of the newly created Class A Common Stock. The Board considered the voting rights, dividend preferences, conversion rights, redemption rights, right of first refusal in favor of the Company, and the liquidation preference of the newly created Class A Common Stock and the Class B Common Stock. After reviewing the rights and privileges of the newly created classes, the Board felt the rights and privileges of the Class A Common Stock and Class B Common Stock were commensurate with the rights and privileges of the existing Common Stock.

•	FAIRNESS TO ALL SHAREHOLDERS — The Board considered the overall fairness of the transaction to both those shareholders retaining their existing Common Stock and those shareholders who will have their Common Stock converted into the right to receive Class A Common Stock on a one-share-for-one-share exchange basis. The Board also considered the fairness of the transaction procedure.

•	OPINION OF FINANCIAL ADVISOR. The Board considered the opinion of Howe Barnes Hoefer & Arnett (“Howe Barnes”) rendered to the Board on June 24, 2010 to the effect of, as of the date of such opinion and based upon and subject to certain matters stated therein, the terms of the Agreement of

Merger providing for certain Company shareholders to retain their Common Stock shares and certain Company Common Stock to be converted into the right to receive newly created Class A Common Stock shares on a one-share-for-one-share exchange basis, was fair, from a financial point of view, to CNB’s shareholders, including affiliated and unaffiliated shareholders.
(c)	The transaction is not structured so that approval of at least a majority of unaffiliated security holders is required.

(d)	A majority of the directors who are not employees of the Company have not retained an unaffiliated representative to act solely on behalf of unaffiliated shareholders for purposes of negotiating the terms of the Agreement of Merger and/or preparing a report concerning the fairness of the transaction.

(e)	The Transaction was unanimously approved by the Company’s Board of Directors. Accordingly, the Transaction was approved by a majority of the Directors of the Company who are not employees of the Company.

(f)	Not applicable.
ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTATIONS
Reg. M-A 1015
(a)	The Company has received from Howe Barnes an opinion as to the fairness of the Transaction, from a financial point of view, to the Company’s shareholders, including affiliated and unaffiliated shareholders.

(b)	The Company engaged Howe Barnes to act as its financial advisor in connection with the Merger. Howe Barnes is a full-service brokerage firm that specializes in preparing and issuing fairness reports. The Company engaged Howe Barnes following a review of multiple appraisals for the engagement based on their reputation and prior experience in evaluating similar transactions. Howe Barnes fee for preparing and issuing the opinion was approximately $16,000. See Item 16(b) for a copy of the fairness opinion.

(c)	Howe Barnes also prepared a report in connection with the fairness opinion. The report will be available to the Company’s shareholders and any shareholder representative who has been so designated in writing for inspection and copying at the Company’s principal executive offices during its regular business hours up to the time of the Company’s special meeting of shareholders.
ITEM 10. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
Reg. M-A 1007
(a)	No cash funds will be used in connection with this transaction, except as may be required to pay shareholders who may dissent from the Transaction. Instead, the consideration to be used will be the Company’s Class A Common Stock.

According to the terms of the Agreement of Merger, Company shareholders have the right to dissent from the Merger. Any shareholder who chooses to dissent from the Merger and who properly follows the West Virginia appraisal rights statute will be paid in cash the fair value for their shares. The funds used to pay those shareholders will come from the Company’s retained earnings and, if necessary, from its subsidiary bank’s retained earnings. If the retained earnings of the Company and the Bank will not provide sufficient funds to pay dissenting shareholders, the Company may consider alternative funding sources, including borrowed funds. The Company’s Board of Directors also has the ability to abandon the Transaction in the event the Board determines the number of dissenters will require an excessive capital expenditure.

(b)	Not applicable. The Company has no set financing or alternative financing arrangements at this time.

(c)	The transaction expenses are estimated as follows:

Description	Amount
Advisory fees and expenses	$16,000
Legal fees and expenses	$42,000
SEC filing fee	$72
Printing, solicitation and mailing costs	$16,000
Miscellaneous expenses	$10,000

Total	$84,072

(d)	Not applicable.
ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY
Reg. M-A 1008
(a)	Based upon information received by CNB upon request from the persons concerned, each person known by CNB to be the beneficial owner of more than five percent of CNB’s Common Stock, each director, named executive officer and all directors and executive officers of CNB as a group, owned beneficially as of June 8, 2010, the number and percentage of outstanding shares indicated in the following table:

Name and Address	Number of Shares	Percent of Class (1)
Kenneth W. Apple (2)(14)	1,650	*0.37
J. Robert Ayers (3)(14)	1,415	*0.32
John E. Barker (4)(14)	18,394	4.17
Margaret S. Bartles (5)(14)	200	*0.05
Jay E. Dick (6)(14)	15,691	3.56
Herbert L. Eppinger (7)(14)	2,870	0.65
J. Philip Kesecker (8)(14)	13,282	3.01
Jerald McGraw (9)(14)	1,514	0.34
Martha H. Quarantillo (14)	400	0.09
Thomas F. Rokisky (10)(14)	1,544	0.35
Charles S. Trump IV (11)(14)	11,410	2.59
Arlie R. Yost (12)(14)	2,210	0.50
Rebecca S. Stotler (13)(14)	194	0.04
All directors and executive officers as a group (13 persons) (14)	70,774	16.04
Deborah Dhayer, 3077 Valley Road, Berkeley Springs, WV 25411	44,810	10.15
Mary Lou Trump, 298 Grove Heights, Berkeley Springs, WV 25411	53,470	12.12

*	Indicates holdings of less than 1%.

(1)	Includes shares of Common Stock held by the named individual as of June 8, 2010.

(2)	Includes 1,000 shares held in an Individual Retirement Account.

(3)	Includes 1,315 shares held jointly with spouse.

(4)	Includes 14,300 shares held jointly with spouse and 3,794 shares held jointly with children.

(5)	Includes 100 shares held jointly with spouse.

(6)	Includes 15,591 shares held jointly with spouse.

(7)	Includes 2,770 shares held jointly with spouse.

(8)	Includes 3,098 shares held by spouse and 1,860 shares held jointly with spouse.

(9)	Includes 110 shares held by spouse and 964 shares held jointly with spouse.

(10)	Includes 1,425 shares held in an Individual Retirement Account.

(11)	Includes 200 shares held in an Individual Retirement Account, 842 shares held by spouse and 300 shares held as custodian for children.

(12)	Includes 1,770 shares held jointly with spouse.

(13)	Includes 74 shares held by spouse, 108 shares held jointly with spouse and 12 shares held jointly with child.

(14)	Unless otherwise indicated, shares are not pledged as security.
ITEM 12. THE SOLICITATION OR RECOMMENDATION
Reg. M-A 1012(d) and (e)
(d)	The executive officers, directors and affiliates of the issuer intend to vote in favor of the transaction based on their belief that the transaction is fair to and in the best interest of the Company and the Company’s stockholders, including affiliated and unaffiliated stockholders.

(e)	Not applicable.
ITEM 13. FINANCIAL STATEMENTS
Reg. M-A 1010(a) and (b)
(a)	(1) The information set forth on pages 29 through 72 of the 2009 Annual Report filed on Form 10-K with the Securities and Exchange Commission on March 22, 2010 is hereby incorporated by reference.

(2) The information contained under “Item 1. Financial Statements” in the Company’s First Quarter, 2010 10-Q filed with the Securities and Exchange Commission is hereby incorporated by reference.

(3) Not applicable.

(4) As of May 31, 2010, the Company book value per share based on the number of shares outstanding was $59.55 per share.
(b)	Not applicable.
ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED
Reg. M-A 1009
(a)	Not applicable.

(b)	Not applicable.
ITEM 15. ADDITIONAL INFORMATION
Reg. M-A 1011(b)
(b)	The information in the Proxy Statement, including all appendices attached thereto, is hereby incorporated by reference to the Schedule 14A filed with the U.S. Securities and Exchange Commission on the date hereof.

ITEM 16. MATERIAL TO BE FILED AS EXHIBITS
Reg. M-A 1016
(a)	Proxy materials to the Schedule 14A filed with the U.S. Securities and Exchange Commission on the date hereof.

(b)	Not applicable.

(c)	Howe Barnes Hoefer & Arnett Fairness Opinion and Fairness Report.

(d)	Not applicable.

(f)	Contained in (a) above.

(h)	Legal Opinion of Jackson Kelly PLLC

After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

CNB FINANCIAL SERVICES, INC.
By:	/s/ Thomas F. Rokisky
	Name:	Thomas F. Rokisky
	Title:	President and Chief Executive Officer

Dated: September 17, 2010
EXHIBIT INDEX
(a)	Proxy materials to the Schedule 14A filed with the U.S. Securities and Exchange Commission on the date hereof.

(c)	Howe Barnes Hoefer & Arnett Fairness Opinion and Fairness Report.

(h)	Legal Opinion of Jackson Kelly PLLC